UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2016

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TERRAPIN 3 ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware	001-36547	46-4388636
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

c/o Terrapin Partners, LLC

1700 Broadway, 18th Floor

New York, New York 10019

(Address of Principal Executive Offices) (Zip Code)

(212) 710-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On July 13, 2016, Terrapin 3 Acquisition Corporation, a Delaware corporation (the “Company”), issued a press release announcing a business combination with Yatra Online, Inc. (“Yatra”), pursuant to which the Company will combine with Yatra (the “Transaction”), and announcing that the Company will hold a conference call on July 14, 2016 at 10:00 a.m. Eastern time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional information

In connection with the proposed Transaction, Yatra intends to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company that also will constitute a prospectus of Yatra. The Company will mail the proxy statement/prospectus to its stockholders. The Company’s stockholders are urged to read the proxy statement/prospectus regarding the Transaction when it becomes available because it will contain important information regarding the Company, Yatra, the Transaction, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Transaction and other documents filed by the Company or Yatra with the U.S. Securities and Exchange Commission (the “SEC”), free of charge, at the SEC's website (www.sec.gov) or by sending a request to the Company, c/o Terrapin Partners, LLC, 1700 Broadway, 18th Floor, New York, NY 10019, or by calling the Company at (212) 710-4100.

The Company, Yatra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company in connection with the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016. Information about the directors and executive officers of Yatra and the interests of these participants in the transaction will be included in the proxy statement when it becomes available.

Forward-looking Statements

This report and the information incorporated by reference herein may include certain forward-looking statements, including statements regarding the expected effects on the Company and Yatra of the proposed business combination, the anticipated timing and benefits of the business combination, the anticipated standalone or combined financial results of the Company or Yatra, the anticipated future growth of Yatra or the markets it serves, and all other statements other than historical facts. Without limitation, any statements preceded or followed by or that include the words "targets," "plans," "believes," "expects," "intends," "will," "likely," "may," "anticipates," "estimates," "projects," "should," "would," "expect," "positioned," "strategy," "future," or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the Company’s and Yatra's managements' current expectations or beliefs and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: (1) the satisfaction of the conditions to the business combination and other risks related to the completion of the business combination and actions related thereto; (2) the ability of the Company and Yatra to complete the business combination on anticipated terms and schedule, including the ability to obtain stockholder or regulatory approvals of the business combination and related transactions; (3) risks relating to any unforeseen liabilities of the Company or Yatra; (4) the amount of redemptions made by the Company’s stockholders; (5) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; businesses and management strategies and the expansion and growth of the operations of Yatra; (6) the risk that disruptions from the transaction will harm Yatra’s business; and (7) other factors detailed in the Company’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 under the caption "Risk Factors." Neither the Company nor Yatra is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated July 13, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAPIN 3 ACQUISITION CORPORATION
By: /s/ Sanjay Arora
Name: Sanjay Arora Title: Chief Executive Officer

Date: July 13, 2016

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 13, 2016